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SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8- 17277

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Merrimack Valley Investment, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

109 Merrimack Street
(No. and Street)

Haverhill, (City) Massachusetts (State) 01830 (Zip Code)

SEC MAIL RECEIVED MAR 0 1 2004 WASH. D.C.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen A. Levasseur (978) 374-0561
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John A. Rosatone, P.C.
(Name — *if individual, state last, first, middle name*)

116 Summer Street (Address) Haverhill (City) Massachusetts (State) (Zip Code)

PROCESSED MAR 29 2004 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KJ 3/25

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathleen A. Levasseur, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Merrimack Valley Investments, Inc., as of December 31, 2003, ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Security Accounts of Principal Officers and Directors That are Classified as Customer Accounts (Debits $361; Credits $332)

Signature

president

Title

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERRIMACK VALLEY INVESTMENT, INC.
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2003

CONTENTS

John A. Rosatone, P.C.

Certified Public Accountants, Auditors,
Tax and Financial Consultants

Independent Auditors' Report

To the Board of Directors and Stockholders
of Merrimack Valley Investment, Inc.
Haverhill, Massachusetts

We have audited the accompanying statement of financial condition of Merrimack Valley Investment, Inc. as of December 31, 2003, and the related statements of income and retained earnings, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merrimack Valley Investment, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haverhill, Massachusetts
February 22, 2004

John A. Rosatone, P.C.

116 Summer Street, P.O. Box 220, Haverhill, MA 01831-1116 • (978) 372-8222, (978) 373-3444
823 Lafayette Road, P.O. Box 2450, Seabrook, NH 03874-2450 • (603) 474-5563, (978) 462-7282
Haverhill Fax: (978) 521-0596 Seabrook Fax: (603) 474-5096

MERRIMACK VALLEY INVESTMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 650,345
Cash Segregated Under SEC Regulations	195,197
Deposits with Clearing Organization and Others	21,000
Receivable from Customers and Non Customers	32,139
Prepaid Expenses	433
Deferred Income Taxes	6,730
Exchange Membership, at cost	5,000
Furniture, Fixtures & Leasehold Improvements (Note A)	18,660
Marketable Securities, at market value	160,875
TOTAL ASSETS	$ 1,090,379

LIABILITIES AND STOCKHOLDERS' EQUITY

Payable to Customers and Non Customers	$ 205,432
Payable to Clearing Organizations	11,125
Accrued Expenses	5,012
	221,569
Liabilities Subordinated to Claims of General Creditors	458,412
Stockholders Equity	
Common Stock, 1 cent par value, 1,000,000 sh. auth., 805,000 sh. issued, 360,000 outstanding	7,500
Additional Paid-In Capital	239,690
Retained Earnings	266,208
Less: Treasury Stock, 445,000 sh. at cost	(103,000)
Total Stockholders' Equity	410,398
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,090,379

The accompanying notes are an integral part of these financial statements.

MERRIMACK VALLEY INVESTMENT, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUE:	
Commissions	$ 156,962
Service Fees and Shipping Charges	27,632
Trading Gains	53,668
Interest and Dividends	26,109
	264,371
EXPENSES:	
Employee Compensation and Benefits	79,236
Registered Representatives' Compensation	2,351
Commissions, Clearing, Floor Brokerage	24,882
Communications	13,704
Taxes, Other than Income	8,170
Rent, Occupancy	24,000
Other Operating Expenses	63,757
	216,100
INCOME (LOSS) BEFORE INCOME TAXES	48,271
INCOME TAX (EXPENSE) BENEFIT	(12,367)
NET INCOME	35,904
RETAINED EARNINGS, JANUARY 1, 2003	230,304
RETAINED EARNINGS, DECEMBER 31, 2003	$ 266,208

The accompanying notes are an integral part of these financial statements.

MERRIMACK VALLEY INVESTMENT, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2003

Subordinated Liabilities at January 1, 2003	$ 453,412
Current Year Changes	5,000
Subordinated Liabilities at December 31, 2003	$ 458,412

The accompanying notes are an integral part of these financial statements.

MERRIMACK VALLEY INVESTMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 35,904
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	12,579
Deferred Taxes	12,280
Unrealized Trading Gains	(49,635)
(Increase) Decrease in Operating Assets:	
Deposits with Clearing Organizations	9,000
Net Receivables from Customers and Non Customers	(25,226)
Prepaid Expense	293
Securities Owned, net	(4,033)
Increase (Decrease) in Operating Liabilities:	
Payables to Customers and Non Customers	101,596
Net Payables to Brokers, Dealers and Clearing Organizations	(4,476)
Accrued Expenses	(550)
NET CASH PROVIDED BY OPERATING ACTIVITIES	87,732
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Fixed Assets	(2,027)
NET CASH (USED) BY INVESTING ACTIVITIES	(2,207)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from Subordinated Liabilities	5,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	5,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	90,705
CASH, JANUARY 1, 2003	754,837
CASH, DECEMBER 31, 2003	$ 845,542

SUPPLEMENTAL DISCLOSURES TO STATEMENT OF CASH FLOWS

The Company had no noncash investing and financing activities for the year ended December 31, 2003.

No interest was paid for the year ended December 31, 2003. Income taxes paid for the year was $774.

The accompanying notes are an integral part of these financial statements.

MERRIMACK VALLEY INVESTMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	TREASURY STOCK	RETAINED EARNINGS
Balances at January 1, 2003	$ 7,500	$239,690	$(103,000)	$ 230,304
2003 Net Income				35,904
Balances at December 31, 2003	$ 7,500	$239,690	$(103,000)	$ 266,208

The accompanying notes are an integral part of these financial statements.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

The Company, located in Haverhill, Massachusetts, is a securities broker - dealer involved in buying and selling of securities on the Boston Stock Exchange.

Basis of Accounting

The Company generally maintains its books and accounts on the accrual basis. There are no significant differences in income for financial and tax purposes.

Revenue and Expenses

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transaction date.

Property and Equipment

Property and Equipment are stated at cost at the date of acquisition. Depreciation is computed under the straight-line method over the estimated useful lives of the assets. Costs of repairs and maintenance are charged to expense as incurred while costs of significant renewals and betterments are capitalized. Total property and equipment and accumulated depreciation at December 31,2003 amounted to $137,479 and $118,819 respectively.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to the difference in depreciation methods for financial reporting and income tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax benefits exist due to a net operating loss from tax year 2002 of $40,456 available to offset taxable income from future periods. These operating losses expire in 2022.

The income tax provision consists of the following:

Federal Income Tax , net	$ 6,606
State Income Tax , net	5,761
	$ 12,367

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B: CASH SEGREGATED UNDER SEC REGULATIONS

Cash of $195,197 has been segregated in special reserve bank accounts for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

NOTE C: RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATION

The components of receivables from and payables to brokers, dealers and clearing organizations consist of securities failed to receive and deliver at December 31, 2003 all of which are outstanding less than 30 days. "Fails" represent the value of securities which have not been received or delivered by settlement date.

NOTE D: RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash transactions. Securities owned by customers are held as collateral for these receivables. Such collateral is not reflected in the financial statements.

NOTE E: LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The related party borrowings under subordination agreements at December 31, 2003 are as follows:

Subordinated notes, 9%, due July 2006	$ 45,000
Subordinated notes, 9%, due February, 2005	112,000
Subordinated notes, 9%, due July, 2005	83,017
Subordinated notes, 9%, due August, 2005	143,403
Subordinated notes, 9%, due February 2004	20,000
Subordinated notes, 4%. due March 2004	25,000
Subordinated notes, 9%, due April 2004	10,000
Subordinated notes, 9%, due August 2005	9,992
Subordinated notes, 9%, due Septemver 2005	5,000
Subordinated notes, 9%, due January 2006	5,000
	$ 458,412

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commissions uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE F: INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS

The Company had no fully paid and excess margin securities for which instructions to reduce the possession or control had been issued as of the report date.

NOTE G: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15-c3-1), which requires the maintenance of minimum net capital. At December 31, 2003, the Company had net capital of $ 815,005 which was $ 565,005 in excess of its required net capital of $250,000.

NOTE H: LEASE OBLIGATION

The Company leases, under a tenancy-at-will lease agreement, premises and equipment from a related realty trust. The rent paid under this lease in 2003 was $38,000.

The current lease obligation to the realty trust is $2,000 per month for occupancy rent and $1,500 per month for equipment lease.

NOTE I: PENSION AND PROFIT SHARING PLANS

The Company sponsors a defined contribution profit sharing plan that covers substantially all of its employees. Contributions are made at the discretion of the Board of Directors of the Company and are not to exceed 15% of the total compensation paid to eligible participants. No contributions were made to the plan for the year ended December 31, 2003.

SUPPLEMENTAL
INFORMATION

SCHEDULE I
MERRIMACK VALLEY INVESTMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

NET CAPITAL

Total Stockholders' Equity Qualified for Net Capital		$ 410,398
Add: Liabilities Subordinated to the Claims of General Creditors Allowable in Computation of Net Capital		458,412
		868,810
Total Capital and Allowable Subordinated Liabilities		
Deductions and/or Charges		
Non-Allowable Assets		
Exchange Memberships	5,000	
Equipment and Improvements	18,660	
Other Assets	7,163	30,823
Net Capital Before Haircuts on Securities Positions		837,987
Haircuts on Securities		
Trading and Investment Securities		
Stocks and Warrants	21,978	
Other Securities	1,004	22,982
Net Capital		$ 815,005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$ 250,000
Excess Net Capital	$ 565,005
Excess Net Capital at 1000%	$ 812,255

AGGREGATE INDEBTEDNESS

Total AI Liabilities from Statement of Financial Condition	$ 221,569
Deduct: Adjustment Based on Deposits in Special Reserve Bank Accounts	194,068
Total Aggregate Indebtedness	$ 27,501
Percentage of Aggregate Indebtedness to Net Capital	3%

SCHEDULE I (continued)
MERRIMACK VALLEY INVESTMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

RECONCILIATION WITH COMPANY'S COMPUTATION

Net Capital, as reported in Company's Part II (unaudited) FOCUS report as of December 31, 2003	$ 814,515
Audit Adjustments:	
Net (Decrease) in Total Ownership Equity	(23,375)
Net Decrease in Non-Allowable Assets	23,898
Net Decrease in Haircuts on Securities	(33)
Net Capital Per Above	$ 815,005

SCHEDULE II
MERRIMACK VALLEY INVESTMENT, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

CREDIT BALANCES	
Free Credit Balances and Other Credit Balances in Customers' Security Accounts	$ 205,432
Customer Securities Failed to Receive	11,125
	216,557
DEBIT BALANCES	
Debit Balances in Customers' Cash Accounts Excluding Unsecured Accounts and Accounts Doubtful of Collection Net of Deductions Pursuant to Rule 15c3-3	31,730
RESERVE COMPUTATION	
Excess of Total Credits Over Total Debits	$ 184,827
Excess of Total Credits Over Total Debits at 105%	$ 194,068
Amount Held on Deposit in Reserve Bank Accounts	$ 195,197

John A. Rosatone, P.C.

Certified Public Accountants, Auditors,
Tax and Financial Consultants

SUPPLEMENTAL INDEPENDENT AUDITORS' REPORT

Board of Directors
Merrimack Valley Investment, Inc.
Haverhill, Massachusetts

In planning and performing our audit of the financial statements of Merrimack Valley Investment, Inc. for the year ended December 31, 2003 we considered its internal control structure, including procedures for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance in the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Merrimack Valley Investment, Inc. that we considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparison, and the recording of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of the internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

116 Summer Street, P.O. Box 220, Haverhill, MA 01831-1116 · (978) 372-8222, (978) 373-3444
823 Lafayette Road, P.O. Box 2450, Seabrook, NH 03874-2450 · (603) 474-5563, (978) 462-7282
Haverhill Fax: (978) 521-0596 Seabrook Fax: (603) 474-5096

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, error or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objective.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Haverhill, Massachusetts
February 22, 2004

John A. Cassitone, P.C.